KAYE SCHOLER LLP

David Anthony Tice
212 836-8736
Fax 212 836-6512
dtice@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

November 11, 2005

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's November 9, 2005 press release press release relating to the Company's 2005 Consolidated Revenues for 9 Months to September 30, 2005.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

David Anthony Tice

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.
Garth B. Thomas, Esq.

Lagardère

Press release

LAGARDERE SCA CONSOLIDATED REVENUES FOR 9 MONTHS TO SEPTEMBER 30, 2005 UP 7.4% ON A REPORTED BASIS

REVENUES FROM MEDIA ACTIVITIES UP 6.1% ON A REPORTED BASIS AND 2.5% ON A LIKE-FOR-LIKE BASIS(*)

In the first 9 months of 2005, revenues from media activities rose by 6.1% on a reported basis. The reported figure was boosted by the consolidation of the activities of Hodder Headline, which lifted 9-month revenues by €176m. On a like-for-like basis, revenues rose by 2.5%.

Highlights of the third quarter of 2005:

- **Books – Quarterly revenues stable, as expected, on very tough comparatives in Literature and Part-Works and at Larousse, and weak sales growth in Education.**
- **Press – Sales held steady thanks to new launches and resilience in magazine advertising revenues, despite a deterioration in market conditions for traditional advertising media.**
- **Distribution Services – Further improvement in growth rate despite continuing tough comparatives in Spain.**
- **Lagardere Active – Very good quarter across all businesses.**

LAGARDERE SCA consolidated revenues, including EADS (up 9.7%), were 7.4% higher in the 9 months to September 30, 2005 at €9,336.3m

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like) (*)
	2005: 9 months	*2004: 9 months* *(IFRS pro forma)*		
. MEDIA ACTIVITIES	**5,798.1**	***5,464.7***	**6.1%**	**2.5%**
- Books	1,231.5	*1,018.2*	20.9%	4.1%
- Press	1,368.6	*1,368.1*	0.0%	0.4%
- Distribution Services	2,767.2	*2,702.0*	2.4%	1.6%
- Lagardere Active	430.8	*376.4*	14.5%	12.5%
. EADS	**3,538.2**	***3,226.6***	**9.7%**	N/A
LAGARDERE SCA	**9,336.3**	***8,691.3***	**7.4%**	N/A

(*) excluding changes in group structure and the effect of exchange rates
N/A: not available

MEDIA ACTIVITIES

Media activities posted 2.5% revenue growth (excluding changes in group structure).

- **Hachette Livre**

Hachette Livre includes revenues generated by the British publisher Hodder Headline, which contributed €176m of sales during the first 9 months of 2005.
On a like-for-like basis, revenues rose by 4.1% over the period (20.9% on a reported basis), a lower pace of growth than for the first half of 2005 (7.2%).

The third quarter of 2005 was a transitional period affected by a non-recurring tough comparative, and by the high level of seasonal sales in Education.

Key trends in the period were as follows:

- As expected, a marginal slowdown in growth in General Literature, which faced a hard comparative. In addition, third-quarter sales are usually slow pending announcements of literary prize-winners, which are a key driver of sales in the final months of the year.
- Slower growth in part-work sales, due once again to an unflattering 2004 comparative.
- Larousse showed a decline in sales, failing to match the third quarter of 2004 when the Petit Larousse enjoyed record sales on publication of its 100th edition.
- Conversely, the rest of the Books division outperformed market growth.

- **Hachette Filipacchi Médias**

Despite persistently sluggish market conditions and a 2.5% decline in first-quarter revenues, Hachette Filipacchi Médias still achieved like-for-like growth of 0.4% (0.0% on a reported basis) for the first 9 months of 2005, compared with 0.6% in the first 6 months of the year.

French sales were stable over the quarter. Trends were similar to those of the first half, in a tough advertising environment. New launches Choc ! and Public show no signs of flagging despite the launch of rival titles, while sales of Elle, Paris Match, Psychologies and Entrevue are proving resilient. However, the group's other titles are being affected by the lackluster market.

Sales dipped slightly in the United States after a fine second quarter, mainly due to the marked effect on quarterly figures of the loss of the custom publishing contract in 2005. After stripping out the loss of this contract, revenues were virtually unchanged. Weak advertising in the auto sector canceled out fine performances from other publications (women's titles, house & home, etc).
The turnaround in Italy continued, but growth remained negative.
Japanese sales were weak again, but sales for the Chinese and Russian subsidiaries showed a very substantial increase.

- **Hachette Distribution Services**

Hachette Distribution Services posted 1.6% like-for-like growth in the 9 months to end September 2005 (2.4% on a reported basis), an improvement on the first-half like-for-like figure of 1.2%.

Third quarter highlights:

- French sales were encouraging, and significantly up on the second quarter. Aelia was helped by a recovery in air passenger traffic, though spend per passenger remains below historical levels.
- In Spain, revenue trends have stabilized thanks to a less challenging comparative.
- Eastern Europe and Australia are still reporting above-average growth.
- The ongoing decline in CD and DVD sales depressed the top line at Virgin.

- **Lagardere Active**

Lagardere Active revenues have risen sharply since the start of the year, by 12.5% like-for-like and by 14.5% on a reported basis. Nine-month growth was ahead of the first-half figure (12.2% like-for-like).

All divisions enjoyed strong trading in the third quarter.
Key trends in the 9 months to end September 2005 were as follows:

Radio – Up 3.8%, with a strong third-quarter contribution, largely driven by international radio channels in Eastern Europe (especially Russia, the Czech Republic and Poland). Radio in France also enjoyed a good quarter in a tough advertising market, with Europe 1 particularly buoyant.
Television – TV Production continued to impress, with 26.5% growth to end September. Themed channels are still returning decent performances (up 6.7% over the first 9 months of the year).
Lagardere Active Broadband – Very good performance, up 17.5% over the 9-month period.

- **Outlook**

Books – The final quarter will be lifted by successes in the 2005 round of literary prizes (Prix Goncourt, Prix Renaudot, Prix Interallié, Prix Décembre, etc), and by strong sales of best-sellers (Jardin, Houellebecq, Astérix, etc). International part-works sales and a fine performance in Education will also help to counteract the effect of very challenging comparatives.

Press – At this stage, the persistently sluggish advertising market means that a marked improvement in sales growth over the second half is unlikely. The low level of advertising spend by the US auto sector is set to continue, but without threatening Lagardère's earnings targets given the relatively low proportion of car adverts in the division's revenue mix.

Distribution – We do not expect any marked improvement in market conditions. As anticipated, earnings will return to growth in the second half.

Lagardere Active – Visibility is still poor in Radio, even though the business is currently performing well. TV production is set for a flat fourth quarter, with no major deliveries and a tough comparative.

Overall, the performance for the 9 months to end September 2005 confirms our cautious full-year stance, after a very good 2004. It also validates our guidance on growth in Recurring EBIT before Associates for the Media business (including Hodder Headline), which we expect to be in the "5%-9%" range already announced, based on the same parameters:

- euro/dollar exchange rate of 1.30
- excluding the impact of stock options
- excluding the impact of Digital Terrestrial Television investment costs (approximately €8m)

EADS

The figure shown on the **"EADS"** line represents 15.09% of the revenues generated by EADS (versus 15.04% in 2004).

The contribution to consolidated revenues from EADS for the 9 months to end September rose by 9.7% (to €3,538.2m) versus the comparable period of 2004. Growth was driven by increased Airbus deliveries (271 aircraft in the first 9 months of 2005, against 224 in the comparable period of 2004). Defense activities also contributed to growth, with an overall advance of 15% over the first 9 months of the year.

Note: transition to IFRS

The figures provided above were prepared under International Financial Reporting Standards (IFRS). The 2004 financial statements as restated under IFRS for comparative purposes were unveiled by Lagardère at a presentation on May 17, 2005.

Investors can also access currently available information on the first-time adoption of IFRS by visiting the "Financial Information" section of our website : http://www.lagardere.com.

Paris, November 9, 2005

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 15.09% stake in EADS.
The group posted revenues of €12,296m in 2004, and employs 47,300 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr